July 27, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Tonya K. Aldave

Re:	Registration Statement on Form S-4 under the Securities Act of 1933, as amended
(Registration No. 333-182061), filed by Hornbeck Offshore Services, Inc.

Dear Ms. Aldave:

Hornbeck Offshore Services, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement becomes effective at 2 p.m., Washington, D.C. time, on July 30, 2012, or as soon thereafter as is practicable. In connection with the Company’s acceleration request, the Company acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact R. Clyde Parker, Jr. at (281) 681-5930 once the Registration Statement is declared effective.

HORNBECK OFFSHORE SERVICES, INC.

By:	/s/ Samuel A. Giberga
Samuel A. Giberga
Executive Vice President and General Counsel

Cc:	R. Clyde Parker, Jr., Winstead PC
Justin Dobbie, Legal Branch Chief, Division of Corporation Finance